Exhibit 1.2

IMPORTANT INFORMATION

Joe & The Juice Holding A/S (“Joe & The Juice”) has announced that it has established a record date for a rights offering to holders of shares of Joe & The Juice on the record date. The share rights and the new shares issuable upon the exercise of such share rights have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any applicable securities laws of any state, district or other jurisdiction of the United States. The shares issuable upon exercise of the share rights may not be offered, sold, or subscribed for (i) within the United States, except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act or (ii) outside the United States, except in an offshore transaction pursuant to Regulation S under the Securities Act, and, in each case, in accordance with any applicable state securities laws. This rights offering is made in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder.

This rights offering is made for the securities of a Danish company. The rights offering is subject to Danish disclosure requirements that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with Generally Accepted Accounting Principles as applied in the Kingdom of Denmark that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Denmark, and some or all of its officers and directors may be residents of Denmark. You may not be able to sue Joe & The Juice or its officers or directors in a Danish court for violations of the U.S. securities laws. It may be difficult to compel Joe & The Juice, its officers, directors, and its affiliates to subject themselves to a U.S. court’s judgment.

Notice of extraordinary general meeting

The board of directors of

Joe & The Juice Holding A/S

(CVR no. 35 52 79 90)

(the “Company”)

hereby gives notice of an extraordinary general meeting of the Company to be held on

16 February 2021, at 10.00 pm CET

at the offices of Bech-Bruun Law Firm P/S, Langelinie Allé 35, 2100 Copenhagen with the following agenda:

1.	Increase of the Company’s share capital by cash payment

2.	Delegation of authority to the chairman of the meeting

Agenda item 1

The board of directors proposes that the Company’s share capital is increased by cash payment. The proposal is made in connection with the contemplated amendment and restatement of the Company’s existing facilities agreements with its lenders and takes place as part of a recapitalization plan with the aim to strengthen the Company’s financial position and provide the liquidity needed for general corporate purposes and working capital purposes.

The proposal entails that the Company will receive a total cash amount of approx. DKK 300,000,000 which includes an equity contribution of DKK 200,000,000 from three new third-party investors and an additional DKK 100,000,000 in equity from the Company’s current shareholders.

As a consequence of the equity contributions, the Company’s share capital will be increased with nominally DKK 14,464,803.94 (equal to 1,446,480,394 new shares of DKK 0.01 each) which will be allocated on nominally DKK 4,339,441.56 A-share capital (equal to 433,944,156 new A-shares of DKK 0.01 each) and nominally DKK 10,125,362.38 B-share capital (equal to 1,012,536,238 new B-shares of DKK 0.01 each).

The split between A-shares and B-shares is made in accordance with the so called “Institutional Strip” pursuant to which 30 per cent are A-shares and 70 per cent are B-shares.

The subscription price will be DKK 0.010 per A-share and DKK 0.292 per B-share. The subscription price for the shares is based on a (pre-money) valuation of the Company of DKK 1,500,000,000 which has been assessed by the board of directors as the market value under the present adverse circumstances and in light of the Company financial situation. In this respect the board of directors emphasizes that the Company’s current lenders have made it a condition for the amendment and restatement of the facilities agreements with the Company that the equity contribution of DKK 300,000,000 is provided.

All current shareholders in the Company will be entitled to participate in the capital increase and hence subscribe for shares on a pro rata basis with regards to the equity commitment of DKK 100,000,000 as per their shareholding in the Company immediately prior to the capital increase.

The proposal entails that clause 3.1 of the Company’s articles of association shall be amended accordingly.

København Danmark • Aarhus Danmark • Shanghai Kina • New York USA

T +45 72 27 00 00 • E info@bechbruun.com • Advokatpartnerselskab • CVR-nr. 38538071 • www.bechbruun.com

2/2 Dok.nr. 24870085.1

Agenda item 2

The board of directors proposes to delegate authority to the chairman of the meeting to apply for registration of the resolutions passed on the general meeting with the Danish Business Authority (to the extent required) and to make any such amendments thereto as may be requested by the Danish Business Authority or other public authority as a condition for registration or approval.

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This agenda, the complete proposals, the articles of association and the latest audited annual report have been made available for inspection at the Company’s office at Østergade 26, 1100 Copenhagen, Denmark.

You do not have to attend the general meeting in person since you have previously issued a power of attorney to Valedo Partners Fund II with authorization to attend the general meeting and vote on your behalf.

If you prefer to attend the general meeting in person, we kindly ask you to inform Sebastian Christmas Poulsen hereof for practical reasons on scp@bechbruun.com no later than on 10 February 2021.

Please refer to the enclosed subscription form which sets out the number of shares and amount payable for a full utilization of the your allocated portion of shares together with instructions to be followed if you wish to make use of your subscription right.

19 January 2021

On behalf of the board of directors of Joe & The Juice Holding A/S

Sebastian Christmas Poulsen